Vasogen Inc.
                                                               INVESTOR CONTACT
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1                                   Glenn Neumann
tel: (905) 569-2265   fax: (905) 569-9231                    Investor Relations
www.vasogen.com                                                  (905) 569-9065
                                                           investor@vasogen.com
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FOR IMMEDIATE RELEASE


                 Andre Berard Joins Vasogen's Board of Directors

Toronto, Ontario (November 7, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of Mr. Andre Berard to its Board of Directors. Mr. Berard currently serves as Chairman of the Board and Chief Executive Officer of the National Bank of Canada.

Mr. Berard, who has spent over four decades with the Bank, was appointed President and Chief Executive Officer in 1989 and elected Chairman of the Board in 1990. Mr. Berard also serves on the Boards of other companies including Noranda Inc., Groupe TVA Inc., Groupe Saputo Inc., and Societe financiere
Bourgie Inc. He is a Director of Natcan International Trade Finance and Investment Co. Ltd., Natcan Finance (Asia) Ltd., the Macdonald Stewart Foundation, and acts as a non-voting member of the board of the Banque regionale d'escompte et de depot (BRED) in France. Mr. Berard sits on the Advisory Committee to the Prime Minister on the Business/Government Executive Exchange Program and is a member of the Policy Committee of the Business Council on National Issues, the Conseil des gouverneurs associes of the Universite de Montreal, the Jeune Chambre de commerce de Montreal, and the Chambre de commerce du Quebec.

Mr. Berard has received an honorary doctorate from the University of Ottawa and from Ecole des Hautes Etudes Commerciales, the business school of the Universite de Montreal. He was made an Officer of the Order of Canada, an Officer of the Ordre national du Quebec, and has received the Ordre de Saint-Jean. Committed to serving the community, Mr. Berard has chaired many fundraising campaigns and has served as honorary chairman of the Montreal Heart Institute Research Fund.

"We are delighted to have Andre Berard accept a position on Vasogen's Board of Directors," commented Dr. William Cochrane, Chairman of Vasogen. "With over 40 years' experience in the financial industry, Mr. Berard adds to the Board's depth of business experience, financial expertise, and network of contacts that will benefit the Company as we continue to advance the commercial development of our products."

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or the contents of this news release.